ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

Brett Cooper (415) 773-5918 bcooper@orrick.com

July 26, 2010

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention: Angie Kim, Esq.

Re:	Central Garden & Pet Company
Form 10-K
Filed November 20, 2009, File No. 001-33268
Definitive Proxy Statement on Schedule 14A
Filed December 30, 2009, File No. 001-33268

Dear Ms. Kim:

As we discussed on July 26, 2010, Central Garden & Pet Company (the “Company”) has requested an extension until August 11, 2010 to respond to the comments set forth in the Staff’s letter dated July 14, 2010 in connection with the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on November 20, 2009 and the Definitive Proxy Statement on Schedule 14A filed on December 30, 2009.

If you have any questions regarding this extension request, please contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper
Brett Cooper